

Mail Stop 7010

June 25, 2007

Mr. Greg Grosvenor
Chief Financial Officer
Telesource International, Inc.
860 Parkview Blvd.
Lombard, IL 60148

> **RE: Form 10-KSB for the fiscal year ended December 31, 2006**
> **Form 10-QSB for the period ended March 31, 2007**
> **File No. 333-92445**

Dear Mr. Grosvenor:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Item 6 – Management's Discussion and Analysis of Results of Operations and Financial Condition, page 11</u>

<u>General</u>

2. Please identify and disclose all of your critical accounting policies and estimates that are critical to your consolidated financial statements. Your disclosure should include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management. See the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at <u>www.sec.gov</u>.

<u>Results of Operations, page 13</u>

3. Please discuss in greater detail the business reasons for the changes between periods. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, in regards to service fees, please individually quantify the increase due to the additional work in Fiji and the work related to the Butoni wind farm. Please show us what your revised MD&A for 2006 as compared to 2005 will look like. See Item 303(b) of Regulation S-B and Financial Reporting Codification 501.04.

4. In addition, please revise your disclosure to discuss the business reasons for changes between periods in your costs of service line item.

Item 7 - Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 21

Principles of Consolidation, page 21

5. Please clarify how you will account for your joint venture agreement with SHBC. We note that you are the general partner of this limited partnership. Please provide us with detailed analysis supporting your position that you will control this limited partnership for consolidation purposes. Please refer to paragraphs 6-21 of EITF 04-5 and identify any other literature you relied on.

Revenue Recognition, page 22

6. Please disclose how unapproved change orders are treated in your percentage of completion method of accounting for revenue. If you include unapproved change orders in your accounting for revenue, please disclose if you assume a profit component on these orders. If you assume a profit component, please tell us why you feel this is appropriate.

Note 16 – Commitments and Contingencies, page 34

7. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

8. Please also enhance your disclosure to meet the requirements set forth in paragraph 16(d) of SFAS 13.

9. You disclose on page 35 that you offer warranties on your construction services and power generating plants, but do not maintain any material warranty reserves because the warranties are usually backed by warranties from vendors. Please clarify whether it is vendors or subcontractors that offer these warranties for your construction services. Provide us with your warranty history for the three years ended December 31, 2006.

FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2007

General

    10. Please address the above comments in your interim filings as well.

Item 3 – Controls and Procedures, page 15

    11. We note that you define disclosure controls and procedures as those controls and procedures that "ensure that information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

*   *   *   *

       Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Greg Grosvenor
Telesource International, Inc.
June 25, 2007
Page 5 of 5

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Accounting Branch Chief